

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2020

Todd Franklin Watanabe
Chief Executive Officer
Arcutis Biotherapeutics, Inc.
2945 Townsgate Road, Suite 110
Westlake Village, CA 91361

Re: Arcutis Biotherapeutics, Inc.
Registration Statement on Form S-1
Exhibit Nos. 10.12, 10.13 and 10.14
Filed January 6, 2020
File No. 333-235806

Dear Mr. Watanabe:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance